SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME FINALIZES DEBT REDUCTION PLAN

(all figures in US$ unless otherwise stated)

March 6, 2003

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) today reported the successful closing of its private placement of $200 million in Debentures announced March 3. The Debentures carry an interest rate of 6.375% and are not convertible.

Placer Dome is also announcing it is exercising its right to redeem all of Placer Dome’s outstanding 8 5/8% Junior Subordinated Debentures (the “Series A Debentures”), also known as Canadian Originated Preferred Securities (COPrS). The Series A Debentures are listed on the New York Stock Exchange under the symbol PDGPrA (cusip #725906200).

The redemption date will be April 24, 2003. Holders of the Series A Debentures will be entitled to $25.14375 per $25.00 principal amount of Series A Debentures, which includes accrued and unpaid interest to the redemption date. The redemption price is payable on presentation and surrender of the Debenture certificates representing Series A Debentures at the offices of The Bank of New York, located at 101 Barclay Street, New York, NY 10286; Attention: Corporate Trust Department.

According to Executive Vice-President and CFO Rex McLennan: “Placer Dome’s strong cash position along with this successful financing will allow us to retire a significant portion of the Corporation’s debt this year. As part of the integration of AurionGold, we repaid their debt of $137 million. We have successfully completed a $200 million Debenture issue and will redeem the Series A COPrS. And finally, we will repay $200 million of Bonds due in May this year using existing cash balances. Together, this debt reduction strategy will save the company approximately $17.6 million in net interest expense annually from 2004 onward. We are committed to maintaining a strong, well-managed balance sheet and this debt reduction is a successful part of that strategy.”

-end-

For further information contact:

Media Relations: Brenda Radies (604) 661-1911

Investor Relations: Greg Martin (604) 661-3795

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome’s future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome’s mining activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Placer Dome’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome’s forward-looking statements. Further information regarding these and other factors is included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. “Placer Dome” is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. “Placer Dome Group” or “Group” means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. “Placer Dome Group’s share” or the “Group’s share” is defined to exclude minority shareholders’ interest. The “Corporation” refers to Placer Dome Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: March 25, 2003